WESCAST IS AWARDED TWO NEW GENERAL MOTORS CONTRACTS

Brantford, Ontario, May 9, 2005 Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) announced today it has secured new contracts to supply cast and machined iron exhaust manifolds for two future General Motors programs.

“We are very pleased to have been awarded these two new programs with General Motors,” says Wescast Industries Inc. Chairman and CEO Ed Frackowiak. “Our ability to win new exhaust manifold contracts with a major North American OEM highlights the value of our renewed Powertrain-focused business strategy.”

Beginning in the 2007 model year, Wescast will supply General Motors with fully machined V6 exhaust manifolds for several vehicles, including the Saturn Aura. Wescast will continue to work very closely with GM to ensure it supports the OEM in the successful launch of their new powertrains and vehicles.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, casts, machines and assembles high-quality iron exhaust manifolds, turbo charger housings and integrated turbo manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Japan and Europe. The Company operates seven production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

For further information please contact:
Mr.    Ed Frackowiak
Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000